Exhibit 99.2

STARFIELD RESOURCES INC.
(An Exploration & Development Company)

AUDITED FINANCIAL STATEMENTS

February 28, 2009

April 23, 2009

Auditors’ Report

To the shareholders of
Starfield Resources Inc.

We have audited the balance sheets of Starfield Resources Inc. as at February 28, 2009 and February 29, 2008 and the statements of operations and comprehensive loss, shareholders’ equity, and cash flow for each of the years in the two-year period ended February 28, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2009 in accordance with Canadian generally accepted accounting principles.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

Balance Sheets
As at February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars)

	February 28,	February 29,
	2009	2008

ASSETS
Current Assets
Cash	$3,899	$10,915
Receivables	769	316
Prepaid expenses and deposits (Note 5)	465	1,699
Total current assets	5,133	12,930

Mineral properties (Note 6)	105,379	76,664
Equipment (Note 7)	534	721
Total assets	$111,046	$90,315

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$918	$1,995
Current portion of capital lease obligation (Note 8)	70	116
Total current liabilities	988	2,111

Capital lease obligations (Note 8)	9	69
Future income tax liability (Note 9)	5,007	2,139
Total long-term liabilities	5,016	2,208

SHAREHOLDERS' EQUITY
Share capital	120,918	102,513
Contributed surplus	12,341	8,575
Warrants	751	734
Deficit	(28,968)	(25,826)
Total shareholders' equity	105,042	85,996
Total liabilities and shareholders' equity	$111,046	$90,315

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

STARFIELD RESOURCES INC.   |    3

Statements of Operations and Comprehensive Loss
For the years ended February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars except loss per share)

	2009	2008
Expenses
General and administrative
Consulting	$53	$95
Directors' fees	217	282
Investor relations	370	1,368
Legal and audit	592	778
Management compensation	1,391	1,633
Rent and office services	456	421
Transfer and regulatory fees	130	265
Travel and conferences	246	290
	3,455	5,132
Amortization of equipment	160	45
Stock-based compensation (Note 11)	737	8,319
Interest income	(376)	(483)
Loss before income taxes	3,976	13,013
Future income tax recovery	(834)	(1,173)
Net loss and comprehensive loss for the year	$3,142	$11,840
Basic and diluted net loss per share	$0.01	$0.04
Weighted average number of shares outstanding	319,325	298,702

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.   |    4

Statements of Cash Flow
For the years ended February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars)

	2009	2008
OPERATING ACTIVITIES
Net loss for the year	$(3,142)	$(11,840)
Non-cash charges (credits) to earnings:
Future income tax recovery	(834)	(1,173)
Stock based compensation expense	737	8,319
Amortization of equipment	160	45
Settlement of investor relations contracts	-	985
Changes in non-cash working capital:
Increase in receivables	(453)	(141)
Decrease (increase) in prepaid expenses and deposits	1,234	(1,616)
Decrease in accounts payable and accrued liabilities	(1,527)	(541)
Net cash used in operating activities	(3,825)	(5,962)
INVESTING ACTIVITIES
Mineral properties	(24,956)	(12,873)
Acquisition of equipment	(18)	(257)
Net cash provided used in investing activities	(24,974)	(13,130)
FINANCING ACTIVITIES
Issuance of shares and units	23,096	31,082
Repayment of capital lease obligations	(106)	(141)
Share issue costs	(1,207)	(1,440)
Net cash provided by financing activities	21,783	29,501
Increase (decrease) in cash	(7,016)	10,409
Cash at beginning of year	10,915	506
Cash at end of year	$3,899	$10,915
Supplemental Disclosures
Interest received	$376	$483
Taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements.
STARFIELD RESOURCES INC.   |    5

Statements of Changes in Shareholders’ Equity
As at February 28, 2009 and February 29, 2008
(in thousands of Canadian dollars)

	February 28, 2009		February 29, 2008
	Number	Amount	Number	Amount
Share Capital
Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
Issued
Common Shares
Balance at beginning of year	301,151,593	$102,513	200,849,847	$72,516
Capital stock issued:
Private placements (Note 10)	29,765,556	22,285	58,392,854	14,147
Exercise of warrants	-	-	28,333,890	10,538
Exercise of options (Note 11)	1,768,750	794	13,425,002	5,444
On contract termination	-	-	150,000	251
Transfer to capital stock:
Transfer from warrants on exercise of warrants	-	-	-	953
Transferred from contributed surplus on exercise of stock options	-	235	-	2,156
Flow-through tax benefits renounced	-	(4,050)	-	(2,052)
Share issuance costs	-	(1,207)	-
Future taxes on share issuance costs	-	348	-	(1,440)
Balance at end of year	332,685,899	120,918	301,151,593	102,513
Warrants
Balance at beginning of year	800,000	734	22,202,153	-
Issued (Note 10)	407,100	17	20,994,997	1,687
Exercised	-	-	(28,333,892)	(953)
Expired	-	-	(14,063,258)	-
Balance at end of year	1,207,100	751	800,000	734
Contributed surplus
Balance at beginning of year		8,575		2,412
Stock based compensation expense		4,001		8,319
Transferred to share capital on exercise of stock options		(235)		(2,156)
Balance at end of year		12,341		8,575
Deficit
Balance at beginning of year		(25,826)		(13,986)
Net loss		(3,142)		(11,840)
Balance at end of year		(28,968)		(25,826)
Shareholders' equity at end of year		$105,042		$85,996

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.   |   6

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

1.         Nature and Continuance of Operations

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-platinum-palladium-cobalt project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property (Note 6).  The Company has also commenced an exploration program for diamonds and other minerals on other parts of its property.

As an advanced exploration and development stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its development and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration and development projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.         Summary of Significant Accounting Policies

a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

b) Financial instruments

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities. Financial assets and liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification.  Starfield has classified its cash and refundable deposits as held for trading.  Receivables are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, due to their short term maturity.

c) Mineral properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.  Each project is assessed on an annual basis for impairment by comparing the present value of the future cash flows (fair value) to the capitalized book value.  If the book value exceeds the fair value, the project will be written down to reflect the new fair value.

STARFIELD RESOURCES INC.   |    7

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

d) Amortization of equipment

Equipment is recorded at cost with amortization provided on a declining balance and straight-line basis as follows:

Furniture and fixtures	20%
Exploration equipment	30%
Equipment under capital lease	30%
Leasehold improvement	straight-line over 18 months

In the year of acquisition only one-half of the normal rate is applied.  Amortization related to exploration equipment is deferred to mineral properties, as they are part of exploration costs.

e) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases.  An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing.  Rental payments under operating leases are expensed as incurred.

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.  When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

g) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

STARFIELD RESOURCES INC.   |    8

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

h) Stock-based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated value is recognized over the vesting period through a charge to statement of operations or capitalized to mineral properties.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

i) Income taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Changes in accounting policies

The CICA has issued three new standards which the Company adopted commencing in the quarter ended May 31, 2008.

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in note 3 to these financial statements.

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in note 4 to these financial statements.

Handbook Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. The Company will adopt the requirements commencing in the quarter ended May 31, 2009 and is considering the impact this will have on the Company’s financial statements.

k)  New accounting pronouncements

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. It provides the Canadian equivalent to IFRS 3.  This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27.  This is effective for fiscal years beginning on or after January, 2011.  The Company does not expect these standards to have any material impact on its financial statements.

STARFIELD RESOURCES INC.   |    9

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

In March 2009, the CICA approved EIC 174, Mining Exploration Costs.  This guidance clarified when exploration costs related to mineral properties may be capitalized and, if exploration costs are initially capitalized, when should impairment be assessed to determine whether a write-down is required.  The guidance further clarified what conditions indicate impairment.  This guidance is applicable to financial statements filed after March 27, 2009.  The Company has considered this guidance in assessing the value of its mineral properties and has determined that there is no impairment in value at February 28, 2009 .

l) Comparative data

Certain of the prior year’s comparative numbers have been reclassified to reflect the current year’s financial statement presentation.

3.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the advanced exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  The current financial markets are very difficult and there is no certainty with respect to the Company’s ability to raise capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended February 28, 2009.  The Company is not subject to externally imposed capital requirements.

4.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments are classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in receivables consist of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in receivables is remote.

STARFIELD RESOURCES INC.   |    10

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2009, the Company had a cash balance of $3,899 (February 29, 2008 - $10,915) to settle current liabilities of $988 (February 29, 2008 - $2,111). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms with the exception of Starfield’s capital leases which have maturities of July 2009 and July 2010, respectively.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at February 28, 2009, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

5.	Prepaid Expenses and Deposits

	February 28,	February 29,
	2009	2008
Deposits - property leases	$274	$274
Prepaid insurance	98	73
Prepaid drilling	-	981
Prepaid fuel	-	297
Other	93	74
	$465	$1,699

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

STARFIELD RESOURCES INC.   |    11

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

6.	Mineral Properties

	February 28,	February 29,
	2009	2008
Property acquisitions and maintenance costs
Balance, beginning of year	$2,378	$2,188
Maintenance	316	190
Balance, end of year	$2,694	$2,378

Exploration costs
Balance, beginning of year	$74,286	$61,393
Compensation (Note 11)	7,457	2,568
Air support including helicopter moves	4,070	3,030
Diamond drilling	3,525	829
Camp support costs, including fuel	8,492	4,329
Analytical and geophysical services	4,855	2,137
Balance, end of year	$102,685	$74,286
Mineral properties	$105,379	$76,664

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

7.	Equipment

	February 28, 2009			February 29, 2008
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$338	$147	$191	$320	$90	$230
Exploration equipment	366	263	103	366	219	147
Equipment under capital lease	578	338	240	578	234	344
	$1,282	$748	$534	$1,264	$543	$721

Amortization on exploration equipment of $44 (2008 - $210) was deferred to mineral properties.

8.         Capital Lease Obligations

Future minimum lease payments under capital leases for equipment are as follows:

	February 28,	February 29,
	2009	2008
Leases payable	$79	$185
Less: current portion	(70)	(116)
	$9	$69

STARFIELD RESOURCES INC.   |    12

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

Leases payable bear interest at rates from 6.9% to 7.6% per annum, and are repayable in monthly instalments totalling $10 including interest.  The leases are secured by equipment.

Estimated minimum lease payments are as follows:

2009	$-	$116
2010	70	69
2011	12	13
	82	198
Less: amount representing interest	(3)	(13)
Balance of obligation	$79	$185

9.         Future Income Taxes

A reconciliation of income taxes at statutory rates and reported taxes for the years ended February 28, 2009 and February 29, 2008 is as follows:

	2009	2008

Loss for year before income tax recovery	$3,976	$13,013
Income tax recovery at statutory rates	$1,233	$3,513
Adjusted for the effect of:
Non-deductible expenses	(3)	(4)
Non-deductible stock compensation	(228)	(2,246)
Resource loss for tax purposes and impact of rate change	(168)	(90)
Recovery of income taxes	$834	$1,173

The significant components of the Company’s future income tax assets and liabilities are as follows:

	February 28,	February 29,
	2009	2008
Future income tax assets
Loss carryforwards	$4,824	$3,659
Equipment	53	25
Share issuance costs	661	672
	5,538	4,356
Future income tax liabilities
Resource deductions	10,545	6,495
Net future income tax liabilities	$5,007	$2,139

The Company has non-capital losses of approximately $17,868 (2008 - $13,550) available for deduction against future years’ taxable income.  These losses, if not utilized with expire through 2029.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

The benefit associated with these non-capital losses has been recorded for accounting purposes.

STARFIELD RESOURCES INC.   |   13

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

10.       Financing

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, with a future tax impact of $299.

On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2,302.  A portion of the proceeds was allocated to the broker warrants issued as described below.  The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the February 26, 2009 equity financing, the Company issued 407,100 broker warrants which entitles the holder to purchase one common share at a price of $0.40 until February 25, 2011.  A relative fair value calculation was used to present the carrying value of the warrants.  The 407,100 broker warrants were assigned a fair value of $17.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.23%
Expected life of options	2 years
Annualized volatility	93.00%
Dividend rate	0.00%

In aggregate, the Company issued a total of 29,765,556 common shares for gross proceeds of $22,285 and 407,100 broker warrants with proceeds of $17.  The total issuance costs were $1,207 with a future tax impact of $348.

Flow-through shares

During the year ended February 28, 2009, the Company issued 24,210,000 (February 29, 2008- 27,142,855) flow-through shares and has renounced $15,000 (February 29, 2008 - $7,600) of expenditures to the flow-through shareholders.

11.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors.  Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

STARFIELD RESOURCES INC.   |    14

Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

Stock options transactions are summarized as follows:

	Twelve months ended		Twelve months ended
	February 28, 2009		February 29, 2008
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of year	19,958	$0.96	19,115	$0.41
Granted	1,850	0.77	16,125	1.12
Exercised	(1,769)	0.45	(13,425)	0.44
Cancelled or expired	(611)	1.39	(1,857)	0.54
Balance at end of year	19,428	$0.97	19,958	$0.96

The following stock options were outstanding at February 28, 2009:

	Number	Number	Weighted
	outstanding	exercisable	average	Weighted
	as at	as at	remaining	average	Weighted
Expiry	February 28,	February 28,	contractual	exercise	average
date	2009	2009	life (years)	price	fair value
27-Aug-09	200,000	200,000	0.50	$0.40	$0.05
31-Jan-10	600,000	600,000	0.94	0.40	$0.05
11-Mar-11	200,000	200,000	2.06	0.60	$0.31
1-Feb-12	2,562,500	2,562,500	2.97	0.29	$0.14
23-Apr-12	2,400,000	2,400,000	3.19	0.32	$0.18
4-May-12	1,100,000	1,100,000	3.23	0.29	$0.16
15-May-12	1,000,000	750,000	3.26	1.08	$0.59
12-Jul-12	2,800,000	2,800,000	3.42	1.71	$0.95
13-Sep-12	1,750,000	1,312,500	3.59	1.18	$0.65
28-Sep-12	1,250,000	937,500	3.63	1.59	$0.87
12-Oct-12	2,000,000	1,500,000	3.67	1.69	$0.93
15-Jan-13	1,715,000	1,286,250	3.94	1.05	$0.66
1-Apr-13	1,250,000	625,000	4.15	0.87	$0.54
5-Aug-13	400,000	200,000	4.50	0.73	$0.50
30-Jan-14	200,000	50,000	4.99	0.25	$0.18
	19,427,500	16,523,750	3.38	$0.97	$0.54

During the year ended February 28, 2009, the Company granted 1,850,000 stock options (February 29, 2008 - 16,125,000) with a fair value of $913 (February 29, 2008- $11,748) to directors, employees and consultants. The Company recognized $4,001 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $3,264 was capitalized to the compensation category under mineral properties (February 29, 2008 - $8,319, no capitalization).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current year was $0.49 (February 29, 2008 - $0.63).

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Notes to the Financial Statements
For the year ended February 28, 2009
(in thousands of Canadian dollars, unless otherwise noted)

The following weighted average assumptions were used in the valuation of stock options granted in the year ended February 28, 2009:

Risk-free interest rate	2.97%
Expected life of options	5 years
Annualized volatility	79.13%
Dividend rate	0.00%

The estimated value of the options granted will be recognized over the vesting period.  As at February 28, 2009, there is $288 (February 29, 2008- $3,620) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

12.	Related Party Transactions

A former director of the Company is a major shareholder of Ferguson Simek Clark International (“FSC”), a professional engineering consulting practice specializing in cold climate and remote location projects.  During the second quarter, Starfield ceased to be a related party of FSC.  During the year ended February 28, 2009, the Company incurred costs of $64 (February 29, 2008 - $891) with that entity.  At February 28, 2009, the Company had an amount owing to FSC of $nil (February 29, 2008 - $13).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Commitments and Contingencies

Leases

The Company entered into a new lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176 (February 29, 2008 - $147). The total minimum obligation remaining under this lease is $857 (February 29, 2008 - $98).

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012.  Minimum annual rents are $96.

The minimum lease payments on the new leases are as follows:

2010	$274
2011	277
2012	280
2013	187
2014	127
$1,145

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